Television Broadcasts Limited
電視廣播有限公司

Ref. No. CS/OL215/07

07026667

30 August 2007

The U.S. Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Mail Stop 3-9
Washington D.C. 20549-1004
U.S.A.

Issuer: Television Broadcasts Limited (File No. 82-1072)

Dear Sirs,

SUPPL

Television Broadcasts Limited –
Announcement on Interim Results for Six-Month Period Ended 30 June 2007, Interim Dividend for 2007 and Closure of Books ("Announcement") and Notification on Announcement

The announcement on the interim results for the six-month period ended 30 June 2007, interim dividend for 2007 and the closure of books ("Announcement") was published on our corporate website and the website of The Stock Exchange of Hong Kong Limited on 29 August 2007. A copy of the Announcement is enclosed for your information.

Enclosed please also find a notification on the Announcement which was published in The Standard for your retention.

Yours faithfully,

dlw 9/19

Assistant Company Secretary

TVB City, 77 Chun Choi Street, Tseung Kwan O Industrial Estate, Kowloon, Hong Kong Telephone: (852) 2335-2288 Telex: 43596 TVB HX Fax: (852) 2358-1337
香港九龍將軍澳工業邨駿才街七十七號電視廣播城 電話：(852) 2335-2288 電訊：43596 TVB HX 圖文傳真：(852) 2358-1337

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)
Stock Code: 511

ANNOUNCEMENT

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2007
INTERIM DIVIDEND FOR 2007
AND
CLOSURE OF BOOKS

HIGHLIGHTS

- Turnover increased from HK$1,887 million to HK$1,919 million, an increase of 2%.
- Cost of sales increased from HK$836 million to HK$841 million, an increase of 1%.
- Gross profit percentage increased from 55.7% to 56.2%.
- Profit attributable to equity holders increased from HK$470 million to HK$497 million, and earnings per share increased from HK$1.07 to HK$1.14, an increase of 6%.
- Interim dividend was declared at HK$0.30 per share (2006: HK$0.25 per share).

The Directors of Television Broadcasts Limited (the "Company" or "TVB") are pleased to announce the unaudited interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2007.

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2007

	Note	Unaudited Six months ended 30 June 2007 HK$'000	2006 HK$'000
Turnover		**1,918,799**	1,887,112
Cost of sales		**(841,227)**	(836,048)
Gross profit		**1,077,572**	1,051,064
Other revenues	4	**46,517**	31,056
Selling, distribution and transmission costs		**(215,272)**	(227,856)
General and administrative expenses		**(252,221)**	(222,912)
Other operating income		**15,974**	21,092
Operating profit	5	**672,570**	652,444
Share of losses of associates		**(69,418)**	(86,601)
Profit before income tax		**603,152**	565,843
Income tax expense	6	**(105,462)**	(96,365)
Profit for the period		**497,690**	469,478
Attributable to:			
Equity holders of the Company		**497,282**	469,964
Minority interest		**408**	(486)
		497,690	469,478
Earnings per share for profit attributable to equity holders of the Company during the period	7	**HK$1.14**	HK$1.07
Dividends	8	**131,400**	109,500

CONDENSED CONSOLIDATED BALANCE SHEET

AS AT 30 JUNE 2007

	Note	30 June 2007 Unaudited HK$'000	31 December 2006 Audited HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment		**1,652,887**	1,731,207
Leasehold land		**181,564**	183,848
Intangible assets		**162,562**	162,184
Interest in associates		**136,798**	150,213
Available-for-sale financial assets		**3**	3
Loan to investee company		**2,940**	6,666
Deferred income tax assets		**17,357**	25,121
		2,154,111	2,259,242
Current assets			
Programmes, film rights and movies		**428,338**	442,319
Stocks		**10,761**	14,439
Trade and other receivables, prepayments and deposits	9	**1,258,142**	1,372,347
Tax recoverable		**2,477**	1,450
Pledged bank deposits		**239**	239
Bank deposits maturing after three months		**170,600**	38,026
Cash and cash equivalents		**1,465,620**	1,559,079
		3,336,177	3,427,899
Total assets		**5,490,288**	5,687,141
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Share capital		**21,900**	21,900
Other reserves		**684,763**	669,823
Retained earnings			
– Final dividend	8	**–**	635,100
– Others		**4,001,251**	3,518,325
		4,707,914	4,845,148
Minority interest		**23,620**	23,199
Total equity		**4,731,534**	4,868,347

	Note	30 June 2007 Unaudited HK$'000	31 December 2006 Audited HK$'000
LIABILITIES			
Non-current liabilities			
Deferred income tax liabilities		**123,276**	126,443
Retirement benefit obligations		**15,498**	16,515
		138,774	142,958
Current liabilities			
Trade and other payables and accruals	10	**522,858**	593,994
Current income tax liabilities		**97,122**	81,842
		619,980	675,836
Total liabilities		**758,754**	818,794
Total equity and liabilities		**5,490,288**	5,687,141
Net current assets		**2,716,197**	2,752,063
Total assets less current liabilities		**4,870,308**	5,011,305

Notes

1. Independent review

The interim results for the six months ended 30 June 2007 are unaudited, but have been reviewed by the Company's auditors, PricewaterhouseCoopers, in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). An unmodified review report is included in the interim report to be sent to shareholders. The interim results have also been reviewed by the Audit Committee of the Company.

2. Basis of preparation and accounting policies

This unaudited condensed consolidated financial information for the six months ended 30 June 2007 has been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the HKICPA. The unaudited condensed consolidated financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2006.

The accounting policies adopted are consistent with those of 2006 annual financial statements, except that the Group has adopted the following new standards, amendments to standards and interpretations (collectively referred to "new HKFRSs") issued by the HKICPA which are mandatory for financial year ending 31 December 2007.

HKAS 1 (Amendment)	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC) – Int 9	Reassessment of Embedded Derivatives
HK(IFRIC) – Int 10	Interim Financial Reporting and Impairment

The adoption of the new HKFRSs has no material impacts to the Group other than the disclosure impacts on the consolidated financial statements for the year ending 31 December 2007.

The Group has not early adopted new HKFRSs that have been issued but not yet effective for the accounting period ending 31 December 2007. The adoption of these new HKFRSs will not result in substantial changes to the Group's accounting policies.

3. Segment information

An analysis of the Group's turnover and results for the period by business segments is as follows:

	Six months ended 30 June 2007						
	Terrestrial television broadcasting HK$'000	Programme licensing and distribution HK$'000	Overseas satellite pay TV operations HK$'000	Channel operations HK$'000	Other activities HK$'000	Elimination HK$'000	Total HK$'000
Turnover							
External sales	988,737	302,849	137,145	449,930	40,138	-	1,918,799
Inter-segment sales	3,658	52,173	232	7,693	2,361	(66,117)	-
	992,395	355,022	137,377	457,623	42,499	(66,117)	1,918,799
Segment results	341,157	216,077	27,207	78,796	9,335	(2)	672,570
Share of losses of associates	-	-	-	(69,418)	-	-	(69,418)
Profit before income tax							603,152
Income tax expense							(105,462)
Profit for the period							497,690

	Six months ended 30 June 2006						
	Terrestrial television broadcasting HK$'000	Programme licensing and distribution HK$'000	Overseas satellite pay TV operations HK$'000	Channel operations HK$'000	Other activities HK$'000	Elimination HK$'000	Total HK$'000
Turnover							
External sales	924,899	295,819	119,190	490,118	57,086	-	1,887,112
Inter-segment sales	4,582	49,610	209	6,614	2,614	(63,629)	-
	929,481	345,429	119,399	496,732	59,700	(63,629)	1,887,112
Segment results	332,795	206,103	13,525	91,733	8,290	(2)	652,444
Share of losses of associates	-	-	-	(86,601)	-	-	(86,601)
Profit before income tax							565,843
Income tax expense							(96,365)
Profit for the period							469,478

An analysis of the Group's turnover and segment results for the period by geographical segments is as follows:

	Turnover		Segment results	
	Six months ended 30 June		Six months ended 30 June	
	2007	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000
Hong Kong	**1,142,179**	1,088,656	**375,814**	367,324
Taiwan	**313,374**	363,736	**58,731**	74,708
USA and Canada	**101,198**	103,983	**56,591**	55,485
Australia	**42,098**	34,010	**4,076**	(3,044)
Europe	**50,295**	46,480	**12,784**	10,225
Mainland China	**74,104**	68,917	**49,577**	44,167
Malaysia and Singapore	**181,405**	165,973	**107,861**	94,526
Other countries	**14,146**	15,357	**7,136**	9,053
	1,918,799	1,887,112	**672,570**	652,444

4. **Other revenues**

	Six months ended 30 June	
	2007	2006
	HK$'000	HK$'000
Interest income	**40,007**	24,834
Others	**6,510**	6,222
	46,517	31,056

5. **Operating profit**

The following items have been charged/(credited) to the operating profit during the period:

	Six months ended 30 June	
	2007	2006
	HK$'000	HK$'000
Depreciation – owned property, plant and equipment	**124,236**	129,971
Amortisation of leasehold land	**2,284**	2,284
Cost of programmes, film rights, movies and stocks	**547,221**	527,126
Net exchange gain	**(15,974)**	(21,092)

6. **Income tax expense**

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profit for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates.

The amount of income tax charged to the condensed consolidated income statement represents:

	Six months ended 30 June	
	2007	2006
	HK$'000	HK$'000
Current income tax:		
– Hong Kong	**84,763**	73,892
– Overseas	**16,193**	19,084
– (Over)/under provisions in prior periods	**(188)**	333
Deferred income tax relating to the origination and reversal of temporary differences	**4,694**	3,056
	105,462	96,365

Please refer to the disclosure under *Contingent Liabilities in the Financial Review section* of this Announcement regarding the additional profits tax assessments raised by the Inland Revenue Department of Hong Kong ("IRD") in respect of the years of assessment 1998/99, 1999/2000 and 2000/01.

7. **Earnings per share**

The earnings per share is calculated based on the Group's profit attributable to equity holders of HK$497,282,000 (2006: HK$469,964,000) and 438,000,000 shares in issue throughout the six months ended 30 June 2007 and 2006. No fully diluted earnings per share is presented as there were no potentially dilutive shares outstanding.

8. **Dividends**

	Six months ended 30 June	
	2007	2006
	HK$'000	HK$'000
Interim dividend, proposed, of HK$0.30 (2006: HK$0.25) per ordinary share	**131,400**	109,500

At a meeting held on 21 March 2007, the Directors declared a final dividend of HK$1.45 per ordinary share for the year ended 31 December 2006 amounting to HK$635,100,000, which was paid on 6 June 2007 and was reflected as an appropriation of retained earnings in these condensed consolidated financial information for the six months ended 30 June 2007.

9. Trade and other receivables, prepayments and deposits

	30 June 2007 HK$'000	31 December 2006 HK$'000
Receivables from:		
Associates	**251,248**	231,069
Related parties	**63,947**	63,865
Trade receivables (note)	**799,316**	952,998
	1,114,511	1,247,932
Less: provision for impairment of receivables	**(81,381)**	(74,001)
Other receivables, prepayments and deposits	**157,256**	150,865
Tax reserve certificates	**67,756**	47,551
	1,258,142	1,372,347

Note:

The Group operates a controlled credit policy and allows an average credit period of forty to sixty days to the majority of the Group's customers who satisfy the credit evaluation of the Group. Cash on delivery, advance payments or bank guarantees are required from other customers of the Group.

At 30 June 2007 and 31 December 2006, the aging analysis of the trade receivables including trading balances due from associates and related parties is as follows:

	30 June 2007 HK$'000	31 December 2006 HK$'000
Current	**384,266**	443,681
1-2 months	**231,341**	258,383
2-3 months	**140,758**	173,324
3-4 months	**76,819**	95,638
4-5 months	**38,778**	57,153
Over 5 months	**240,287**	217,491
	1,112,249	1,245,670
Trade receivables due from:		
Third parties	**799,316**	952,998
Associates and related parties	**312,933**	292,672
	1,112,249	1,245,670
Non-trading amounts due from related parties	**2,262**	2,262
	1,114,511	1,247,932

10. Trade and other payables and accruals

	30 June 2007 HK$'000	31 December 2006 HK$'000
Trade payables to:		
Associates	3,985	5,157
Related parties	243	109
Third parties	60,948	80,104
	65,176	85,370
Other payables and accruals	457,682	508,624
	522,858	593,994

At 30 June 2007 and 31 December 2006, the aging analysis of the trade payables including trading balances due to associates and related parties is as follows:

	30 June 2007 HK$'000	31 December 2006 HK$'000
Current	39,055	48,181
1-2 months	16,605	22,253
2-3 months	6,135	8,433
3-4 months	1,224	3,437
4-5 months	397	866
Over 5 months	1,760	2,200
	65,176	85,370

11. Events occurring after the balance sheet date

On 10 August 2007, TVB Satellite TV Holdings Limited, a wholly-owned subsidiary of the Company, entered into a conditional sale and purchase agreement with an independent third party for the sale of 217,173,552 shares, representing 20% equity interests in TVB Pay Vision Holdings Limited ("TVBPVH") at a consideration of HK$140,000,000 in cash. The transaction is subject to the approval of the Broadcasting Authority and/or the Chief Executive in Council as may be required under the Broadcasting Ordinance and the domestic pay television programme service licence currently held by TVB Pay Vision Limited, a wholly-owned subsidiary of TVBPVH. Upon closing, the Group would be interested in 29% of the equity interests in TVBPVH.

INTERIM DIVIDEND

Directors are pleased to declare an interim dividend of HK$0.30 (2006: HK$0.25) per share for the six months ended 30 June 2007 to shareholders who are on the Register of Members on 19 September 2007. A total of 438,000,000 ordinary shares of HK$0.05 each were in issue as of 30 June 2007.

CLOSURE OF BOOKS

The Register of Members of the Company will be closed from 18 September 2007 to 19 September 2007, both dates inclusive, during which period, no transfer of shares will be effected. In order to qualify for the above interim dividend, all transfers must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:30 p.m. on Monday, 17 September 2007. Dividend warrants will be despatched to shareholders on or around 27 September 2007.

MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF OPERATIONS

Operating Results for the Period

For the six months ended 30 June 2007 (the "Period"), the Group recorded a turnover of HK$1,919 million (2006: HK$1,887 million), which represented an increase of 2% over the same period of last year. Cost of sales amounted to HK$841 million (2006: HK$836 million), which represented an increase of 1%. Gross profit for the Period stood at HK$1,078 million (2006: HK$1,051 million).

Included in cost of sales were the cost of programmes, film rights, movies and stocks for the Period which amounted to HK$547 million (2006: HK$527 million), representing an increase of 4%.

Selling, distribution and transmission costs for the Period amounted to HK$215 million (2006: HK$228 million), which represented a decrease of 6%. General and administrative expenses amounted to HK$252 million (2006: HK$223 million), which represented an increase of 13%.

Other operating income for the Period amounted to HK$16 million (2006: HK$21 million) which was principally attributable to foreign exchange gains.

Share of the losses of an associate, TVB Pay Vision Holdings Limited, decreased from HK$87 million to HK$69 million for the Period, which represented a reduction of 20%.

The Group's income tax expense for the Period amounted to HK$105 million (2006: HK$96 million), which represented an increase of 9%.

The profit attributable to equity holders amounted to HK$497 million (2006: HK$470 million), which represented an increase of 6%. The earnings per share was HK$1.14 (2006: HK$1.07).

Business Review and Prospects

Terrestrial Television Broadcasting

(a) Advertising Revenue

Advertising revenue grew by a healthy 7% for the Period. The resurgence of local property advertising was a major contributor. Through offering a diversified mix of advertising formats including programme sponsorships, product placements and long duration commercials, we managed to more than double the local property spending, making it the largest spending category and contributing to almost one quarter of the growth in the Period.

Banks' advertising spending on television was up by more than 50% and this just managed to offset the decline in the spending by the credit card category. High single-digit growth in retail sales supported a healthy increase in advertising spending of many categories, contributing to the overall growth of the Period. Demand for tailor made sponsored programmes was particularly strong.

(b) Terrestrial Channels' Performance

TVB continued to attain a majority audience share in the terrestrial free TV market – the *Jade* channel achieved an average of 82% share[1] of the terrestrial Chinese channels during weekday prime time[2]; and *Pearl*, 78% audience share of the terrestrial English channels, weekly prime time[3].

The impact of television on creating talking points around town has once again been exemplified by *Jade's* mega hit "*Heart of Greed*". Plots and deeds of its heroes/heroines and villains became talk-of-the-town and words of wisdom of the matriarch, played by Louise Lee, were circulated as quotable quotes on the internet and captured as ring-tones for mobile phones. The series achieved an average of 32 TVRs[4] and 86% share, with the rating in the final telecast week soared to 40 TVRs and 91% share. The comedy "*The Family Link*", the top rated series for the Period which captured an average of 33 TVRs and 87% share, brought audience together through laughter and satires around realistic family problems. The audience found old-fashioned filial piety most touching in the total fantasy period piece "*Ten Brothers*". The series, which contained much animation and computer graphic effects, attracted 32 TVRs and 90% share, and was an instant hit among young viewers.

---

1 **Audience share (%)** is the percentage of ratings of a particular channel over the total ratings of the base channels for a specific period of time. When calculating audience share for free-to-air terrestrial channels in Hong Kong, the base would be the combined TV ratings (TVRs) of terrestrial Chinese channels or combined TVRs of terrestrial English channels.

2 *Jade's* weekday prime time runs from 7-11p.m.

3 *Pearl's* weekly prime time runs from 7 p.m. to midnight.

4 **TV Ratings (TVRs)** represent the size of the audience expressed as a percentage of the total TV population of individuals age 4 or above (4+). For 2007, the TV population is 6,482,000, and therefore, 1 TVR represents 64,820 viewers (1% of the 4+ TV population).

Non-drama programmes excelled for their informative as well as entertaining elements. A new food/lifestyle programme "*Market Trotter*", starring Chua Lam, a well-known gourmet and columnist, explored local culinary specialties, sampling the much diversified culinary culture in cities stretching from Asia to Europe. This series garnered an average of 23 TVRs and 86% share during regular Sunday nights. The second series to popular non-drama programmes were also well received. "*On The Road*", which combined travelogue with personal experience of celebrity hosts, attained an average of 25 TVRs and 84% share on weekday nights; and "*Deal or No Deal*" which tested the venturing spirit of participants in trying to win high rewards, captured an average of 26 TVRs and 82% share on Sunday nights. With further enhancement in format and content, the fifth series of "*Body Talks*", a health advisory-infotainment programme, averaged 23 TVRs and 77% share.

As the world started to run up to the 2008 Olympics in Beijing, we have begun to prepare the audience for this world event in a series of lead-in programmes during weekday evenings in the form of quiz shows and mini info-programmes, which were well received.

(c) Digitisation

Since the last Chairman's statement, we have made further progress in our digitisation plans in the construction and upgrade of our transmission network.

During the Period, many important standards were announced. The China National Standard was confirmed as the channel coding and modulation standard for digital terrestrial TV broadcasting in Hong Kong. This enabled all parties including broadcasters, set-top-box manufacturers, TV set manufacturers, electrical appliance retailers and in-building coaxial cable distribution installers to commence their respective activities. Both MPEG-2 and MPEG-4 Part 10 were confirmed to be the approved source coding standards for the new services on the single frequency network.

The focus of our work for the next few months will be the finalization of our transmission infrastructure at Temple Hill, confirmation of the standard for middleware, testing of set-top-boxes and completion of our high definition production facilities within TVB City.

Programme Licensing and Distribution

During the Period, the overall revenue from programme licensing and distribution recorded a single-digit percentage growth. In particular, we saw encouraging revenue growth from the distribution of our programmes through the new media, namely the video-on-demand ("VOD") service providers. Currently, these VOD providers operate in Mainland China, Taiwan, and Canada, and we anticipate that as new VOD supply contracts are entered into, our VOD distribution areas would further include Malaysia, Singapore and USA in the second half of 2007.

Despite tough competition in the market, we managed to maintain a stable telecast licensing revenue in our major markets. In Taiwan, the licensing of TVB drama series to other TV stations outside our own network not only brought in additional revenue, but also helped increase the exposure for TVB programmes in that market.

In Mainland China, we have successfully completed a number of co-production projects with different TV stations and media groups in non-drama as well as drama programmes. Among the most prominent of these projects was the drama series "*Drive of Life*" which was co-produced with China International TV Corporation, a wholly-owned subsidiary of China Central Television (CCTV). The drama series was premiered on CCTV in June 2007, and on *Jade* in July 2007, followed by worldwide release on other platforms. We also co-produced a lifestyle programme series "*Market Trotter*" and "*The 10th Anniversary of Hong Kong Handover Special*" with Shenzhen Satellite TV, which were broadcast during primetime hours. These programmes helped extend our presence in Mainland China.

Other co-produced programmes have also been well received, notably "*Minutes To Fame*" in Malaysia and in Mainland China. The Group will continue to explore more opportunities for co-production.

Overseas Satellite Pay TV Platforms

Our satellite pay TV business demonstrated steady growth in the three operating territories, namely USA, Australia and Europe. Total number of subscribers to our platforms sustained a single-digit percentage growth in the Period, while the advertising revenue recorded a more encouraging double-digit percentage growth. TVB Satellite Platform USA has reached an agreement with DirecTV to telecast two TVB-owned Mandarin channels starting in August of this year. TVB Australia launched an enhanced Mandarin package in June 2007. All platforms are exploring alternative methods in content delivery, such as through IPTV (Internet Protocol Television), for more cost-effective multi-channel distribution and to reach potential subscribers who are not within satellite coverage.

Channel Operations

(a) TVBS – Taiwan

Economic environment in Taiwan remained weak during the Period. Even the traditionally Chinese New Year strong returns period had seen lacklustre advertising sales results in February 2007. The general weakness in the economy had adversely affected the spending of advertisers on all media including television. The advertising revenue of our Taiwan operations recorded a decline in the turnover during the Period. Efforts are being made to contain operating costs so as to maintain a reasonable profit margin. We anticipate that the Taiwan economy in the second half of the year will remain weak which will continue to impact negatively on our business.

(b) TVB8 and Xing He Channels

Our strategy in strengthening our business relationship with Mainland China's TV stations had proven to be successful. *TVB8* collaborated with Beijing TV for the production of "*Beijing Chinese New Year Special 2007*" which was well received. The National TV Committee also awarded Beijing TV with The Best Chinese New Year Gala Show of the Year. Our cooperation with Beijing TV not only helps in enhancing TVB and *TVB8*'s brand image and awareness, but also opens up new business opportunities.

In Singapore, both *TVB8* and *Xing He* channels are scheduled to be released on StarHub's basic package starting in September. We hope that this will further increase the exposure of the channels and in subscription revenue.

(c) Supply of Channels to TVB Pay Vision Limited ("TVBPV")

During the Period, TVB continued to supply a total of eight channels which comprise six entertainment channels: *TVB Lifestyle*, *TVB Drama*, *TVB Kids*, *TVB Classic*, *TVB Entertainment News* and *TVBM*; and two news channels *TVBN* and *TVBN2* to TVBPV on an exclusive basis. Programme line-ups for the entertainment channels were further strengthened. On *TVB Lifestyle*, new programmes launched included "*Speak Up*", a forum on social issues, and "*At Your Service!*", which offered tips on the employment and training of domestic helpers. The interview with the Honourable Henry Tang was among the highlights of *TVB Lifestyle*'s signature programme "*Be My Guest*". *TVB Drama* was able to garner the latest, even same season broadcast, of hit Asian series such as the Japanese title "*The Family*", Korean drama "*Princess Hours S*"; and Taiwanese idol drama "*Hanazakarino Kimitachihe*". *TVB Classics*' "*Stardust Memories*" featured packages starring Lydia Shum and Carol "DoDo" Cheng. *TVB Entertainment News* covered major international and local film awards including *The 79th Annual Academy Awards*, *Festival de Cannes* and *The 26th Hong Kong Film Awards*. *TVB Kids* also launched "*Performing Arts Academy*", from which young viewers can learn from maestro pianist Liu Shi Kun among other renowned performing artistes. *TVBM* organised and presented "*Your Music Choice Music Festival*" featuring local and Mainland talents and "*Live House*", mini concerts held around town.

Other Businesses

(a) Investment in TVB Pay Vision Holdings Limited ("TVBPVH")

During the Period, TVB shared losses of HK$69 million of TVBPVH. When compared with the losses shared of HK$87 million for the same period in 2006, this represented an improvement of 20% which can be attributed to the new subscribers added during the Period.

As further disclosed in note 11 of this Announcement, the Group made a part disposal subsequent to 30 June 2007 of 217,173,552 shares of TVBPVH, representing 20% equity interest to a third party for a cash consideration of HK$140 million, subject to fulfilment of certain conditions. As a result of this transaction, TVB's interest in TVBPVH will be reduced to 29% on completion. The introduction of the new investor in the pay TV platform shall broaden the shareholder base of TVBPVH and enhance its future development.

(b) Internet Operations

We innovated an extensive range of interactive features/content in promoting our key dramas online and using telephone/SMS voting. This had paid off in terms of both programme rating and traffic at our website, www.tvb.com. For the drama "*Heart of Greed*", we ran daily telephone/SMS voting, artistes blogs, and online chat rooms, and provided expanded discussion forums and video clips of memorable scenes.

As a result, page views of our website during the 3-week promotion period increased significantly. We believe the enhanced online activity, coupled with matching of on-air promotions, helped to generate even more discussions about the drama in other internet sites, the print media and via word-of-mouth.

We are encouraged by this result and shall increase our activities in this area, with a view to also generating monetary returns through sponsorship.

(c) Magazine Publishing

The impact of free newspapers in taking share of advertising revenue was felt not just in the newspaper market but also in the magazine market. Advertising revenue declined by a single-digit percentage but circulation revenue was maintained. We invested in improved printing quality, photography and content association with TVB programmes and artistes, while keeping total operating costs flat. We believe that these measures will pay off and look forward to improving results in the second half.

FINANCIAL REVIEW

Liquidity and Financial Resources

As at 30 June 2007, the non-current assets of the Group stood at HK$2,154 million, which represented a decrease of 5% from 31 December 2006 of HK$2,259 million. The net decrease was mainly attributable to the decrease in the net book value of property, plant and equipment by HK$78 million and decrease in interest in associates by HK$13 million.

Trade and other receivables, prepayments and deposits decreased from HK$1,372 million to HK$1,258 million, which represented a decrease of 8% over last year end. This mainly related to seasonal variation attributable to a lower level of billing to customers in the first half of the year, when compared with the second half of the year. At 30 June 2007, specific provision had been made, where appropriate, to cover any potential bad and doubtful debts.

Trade and other payables and accruals decreased from HK$594 million to HK$523 million, which represented a decrease of 12% over last year end.

Bank deposits and cash balances as at 30 June 2007 amounted to HK$1,636 million, an increase of 2% over last year end (31 December 2006: HK$1,597 million). About 13% of bank deposits and cash balances were maintained in overseas subsidiaries for their daily operation. Bank deposits and cash balances held by the Group were denominated in Hong Kong dollars, Renminbi, US dollars and New Taiwan dollars.

As at 30 June 2007, the Group had no bank borrowings and therefore the gearing ratio is not applicable. The current ratio, expressed as a percentage of current assets to current liabilities, was improved from 5.07 as at 31 December 2006 to 5.38 as at 30 June 2007. The total equity was HK$4,732 million (31 December 2006: HK$4,868 million).

As at 30 June 2007, capital commitments of the Group amounted to HK$779 million (31 December 2006: HK$821 million), which represented a decrease of 5%.

Contingent Liabilities

As at 30 June 2007, there were guarantees given to banks amounting to HK$10 million (31 December 2006: HK$9 million) for banking facilities granted to an investee company.

The Group had received protective profits tax assessment notices from the IRD for the years of assessment 1998/99, 1999/2000 and 2000/01 on the profits generated by the Group's programme licensing and distribution business carried out overseas, to which the Group had objected. Out of the total amounts assessed, the Group had been granted conditional holdovers by the purchase of Tax Reserve Certificates in the amounts of HK$24 million, HK$24 million and HK$20 million for the years of assessment 1998/99, 1999/2000 and 2000/01 respectively, whereas unconditional holdovers had been granted for the remaining assessed amounts of HK$74 million, HK$75 million and HK$97 million for the years of assessment 1998/99, 1999/2000 and 2000/01 respectively. The Group believes that the objection is well-founded, and is determined to defend the Group's position vigorously. On this basis, the Group is of the view that no additional tax provision is necessary.

Exposure to Fluctuations in Exchange Rates and Related Hedges

The Group's foreign currency exposures comprise trading and non-trading foreign currency translation exposures. Foreign exchange trading exposures mainly arises from trade receipts from overseas customers. The Group is also exposed to currency fluctuation on translation of the accounts of overseas subsidiaries and also on the repatriation of earnings and loans. In order to mitigate the potential impact of currency movement, the Group will closely monitor its foreign exchange risk and enter into forward exchange contracts to hedge its foreign exchange exposure when necessary. No forward exchange contract was entered into by the Group during the Period under review.

PURCHASE, SALE OR REDEMPTION OF SHARES

During the Period, the Company had not redeemed any of its ordinary shares. Neither the Company nor any of its subsidiaries had purchased or sold any of the Company's ordinary shares.

CORPORATE GOVERNANCE

During the Period, the Company was in compliance with the Code Provisions of the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Exchange") except that the Executive Chairman is not subject to retirement by rotation at least once every three years (code provision A.4.2).

Pursuant to Article 114(d) of the Company's Articles of Association, the Chairman is exempted from retirement by rotation. The Board considers that the Chairman, being the founder of the Company, possesses a wealth of experience which is essential to the Board and contributes to the continued stability of the Company's business.

Save for the above, none of the Directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the Period, in compliance with the Code.

Since 1 September 2004, the Board has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 of the Listing Rules.

Mr. Ho Ting Kwan, who resigned as Director of the Company on 13 April 2007, confirmed that he had complied with the Model Code throughout the period between 1 January 2007 and 12 April 2007.

Mr. Mark Lee Po On, who was appointed as General Manager – Finance and Administration on 1 February 2007, confirmed that he had complied with the Model Code throughout the period between 1 February 2007 and 30 June 2007.

All other Directors (with the exception of Mr. Gordon Siu who was appointed as Director of the Company after the reporting period) and members of the Senior Management confirmed, following specific enquiries by the Company, that they had complied with the Model Code throughout the period between 1 January 2007 and 30 June 2007.

AUDIT COMMITTEE

The membership of the Audit Committee fell short of the required number of members as set out in Rule 3.21 on 13 April 2007 as a result of the resignation of Mr. Ho Ting Kwan and remained so at 30 June 2007. To ensure compliance with the Listing Rules, the Board approved that Mr. Gordon Siu Kwing Chue be appointed as a member of the Audit Committee with effect from 10 July 2007 to fill the vacancy left by Mr. Ho.

As of 30 June 2007, all of the two Audit Committee members were Independent Non-executive Directors, with the Chairman having appropriate professional qualifications and experience in financial matters.

The Audit Committee, which now comprises Mr. Robert Sze Tsai To, Mr. Chien Lee and Mr. Gordon Siu Kwing Chue (all being Independent Non-executive Directors), has reviewed with Management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters, including a review of the unaudited condensed interim accounts for the Period before such accounts were presented to the Board of Directors for approval.

The interim financial statements for the Period have not been audited, but have been reviewed by the Company's external auditors.

INTERIM REPORT

The interim report of the Company for the Period containing all the information required by paragraphs 46(1) to 46(9) of Appendix 16 of the Listing Rules will be published on the Exchange's website (www.hkex.com.hk) and the Company's website (www.tvb.com) around mid September 2007.

By Order of the Board
Adrian Mak Yau Kee
Company Secretary

Hong Kong, 29 August 2007

As at the date of this announcement, the Board of the Company comprises the following Directors:

Executive Directors: Sir Run Run Shaw, G.B.M. *(Executive Chairman)*
Dr. Norman Leung Nai Pang, G.B.S., LL.D., J.P. *(Executive Deputy Chairman)*
Mona Fong *(Deputy Chairperson and Acting Managing Director)*

Non-executive Directors: Dr. Chow Yei Ching, G.B.S.
Christina Lee Look Ngan Kwan
Kevin Lo Chung Ping

Independent Non-executive Directors: Edward Cheng Wai Sun, S.B.S., J.P.
Chien Lee
Dr. Li Dak Sum, DSSc. (Hon.), J.P.
Gordon Siu Kwing Chue, G.B.S., J.P.
Robert Sze Tsai To

Alternate Director: Anthony Lee Hsien Pin *(Alternate Director to Christina Lee Look Ngan Kwan)*

(This announcement is available on our corporate website at www.tvb.com under "Announcement of Results" and on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Company Information" on 29 August 2007.)

Published in The Standard on 30 August 2007

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)
Stock Code: 511

NOTIFICATION
INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2007
INTERIM DIVIDEND FOR 2007
AND
CLOSURE OF BOOKS

An announcement ("Announcement") dated 29 August 2007 containing details of the subject matters is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Company Information" and on the website of Television Broadcasts Limited at www.tvb.com under "Announcement of Results".

This notification merely serves to advise investors of the subject matters and of the publication of the Announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the Announcement for the subject matters.

The Announcement is available for inspection by the public at no charge at the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong from 9:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 6:00 p.m. Mondays to Fridays, from 29 August 2007 to 28 September 2007. Copies of the Announcement will be provided upon request at a cost of HK$5.00 per sheet.

By Order of the Board
Adrian Mak Yau Kee
Company Secretary

Hong Kong, 29 August 2007

END